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June 12, 2006

Ms. Barbara Jacobs
Assistant Director
United States Securities and Exchange Commission
One Station Place
100 F Street NE
Washington, D.C 20549

Dear Ms. Jacobs:

This letter is in response to your notice dated May 23, 2006 regarding:

     POWERHOUSE TECHNOLOGIES GROUP, INC.
     AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM SB-2
     FILED ON MAY 2, 2006
     FILE NO. 333-13117

     FORM 10 KSB/A AND 10-KSB FOR THE FISCAL YEARS ENDED MARCH 31 AND DECEMBER 31, 2005, RESPECTIVELY

     FORMS 10-QSB FOR THE PERIODS ENDED SEPTEMBER 30, 2005 AND MARCH 31, 2006

     FILE NO. 333-05278-NY

In providing this response, Powerhouse Technologies Group Inc. (the Company) acknowledges that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

     - SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.

COMMENT 1

Please note that pursuant to Rule 310 of Regulation S-T, your next amendment and any other amended filings must be marked to identify paragraphs where changes were made.

RESPONSE:

Amendment No. 2 filed today is marked to show changes pursuant to Rule 310 of Regulation S-T.

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COMMENT 2

We are in receipt of your response letter to the outstanding comments on the Forms 10-KSB for the period ended March 31, 2005 and 10-QSB for the period ended September 30, 2005. We will respond to your letter under separate cover. Please be advised that comments relating to the periodic reports must be resolved prior to seeking effectiveness of the above-cited registration statement.

RESPONSE:

The Company understands this to be the case, and we are working with Staff to resolve all open issues.

COMMENT 3

We are also in receipt of the copy of the confidential treatment request relating to Exhibit 10.1 to the Annual Report on Form 10-KSB for the fiscal year ended March 31, 2005 and we will respond to your request under separate cover. Please he advised that comments relating to the confidential treatment request must also be resolved prior to seeking effectiveness of the above-cited registration statement.

RESPONSE:

The Company understands this to be the case.

COMMENT 4

We note your response to prior comment 2. Please update the financial statements to include financials for the quarter ended March 31, 2006.

RESPONSE:

The amended Registration Statement has been updated to include the financial statements for the quarter ended March 31, 2006.

COMMENT 5

We note that the offering has increased to 120,578,862 shares based in part on transactions that occurred on March 17, 2006, after the initial filing date of this registration statement. In your response letter, provide a detailed analysis supporting the exemption relied upon for the transaction. The Form 8-K filed March 21, 2006 indicates that you are relying on Section 4(2). We note, however, that these sales occurred after the filing of the initial registration statement and that you attempted to add these shares to your pending registration statement. As such, it is unclear how you could have concluded that there was investment intent without a view to distribute. It does not appear that you can rely on Rule 152 to separate the issuance and resale transactions, which are occurring concurrently, since Rule 152 requires that the registration statement be filed subsequent to the 4(2) offering. Please revise to provide appropriate disclosure in your filing regarding these matters. We may have further comments.

RESPONSE:

It was the initial intention of the Company, and the complete understanding of the purchasers of securities in the March 2006 Private Placement, that the Company would file a resale registration statement at a later point in time, after the completion of the private placement, consistent with

Rule 152. For ease of administration, the Company mistakenly added the shares acquired in the March 2006 Private Placement in Amendment No. 1 to the pending registration statement when the amendment was filed in May 2006. In doing so, the Company now realizes that it misunderstood the Commission's position on this matter and has now taken all necessary steps to correct the mistake. In that regard, we have eliminated these shares from the registration statement and now include in the amended registration statement only shares issued in connection with either the September or the December 2005 private placements.

We do not believe that the private placement of securities by the Company in March 2006 should be integrated with the public resale of securities by selling stockholders covered by the registration statement under the five factors delineated in Rule 502(a) of Regulation D.

     A. Single plan of financing. The Company's private placement in March 2006 was intended to raise additional funds for the Company. The resale registration statement is intended to provide for liquidity for previous purchasers of the Company's securities. With such different purposes, the Company contends that these do not represent a single plan of financing.

     B. Same class of securities. In the March 2006 private placement, the Company issued units consisting of shares of common stock and warrants to purchase additional shares of common stock. Under the resale registration statement, only shares of common stock will be sold.

     C. Time of sales. The Company's private placement closed in a single closing in March 2006. The sales under the resale registration statement will not occur until the registration statement is declared effective and then only at such times as the selling stockholders, in their discretion, determine to sell their shares. The selling stockholders will control whether any shares will be sold under the registration statement and how many shares will be sold with each sale. No underwriter has been engaged to facilitate the resale of any of the selling stockholders' shares.

     D. Same consideration to be received. The Company received cash for the sale of units in the March 2006 private placement. Although the Company expects that resale of shares under the registration statement will be for cash in market transactions, the Company does not control what consideration will be received by the selling stockholders.

     E. Purpose of financing. The Company's private placement was intended to provide financing to the Company. The resale registration statement is intended to provide liquidity for the selling stockholders.

COMMENT 6

In addition to the offering integration issue, please advise on the general solicitation issue raised by undertaking a private placement during the pendency of a registration statement. Include in your response a discussion of how the purchasers were identified. In addition, please tell us whether you represented to the selling shareholders that their shares would be included in the pending registration statement. Please revise to remove these shares from the registration and to provide disclosure regarding the potential consequences to the company and its shareholders as a result of the conduct of the unregistered transaction while your registration statement for the public resale was on file. Appropriate disclosure should be included in the risk factors section and elsewhere in the Form SB-2, as appropriate.

RESPONSE:

At the time the Company closed the March 2006 Private Placement, the Company had no intention of including the shares sold for resale under the pending registration statement, nor did it make such a representation to the purchasers. Given the fact that in April 2006 the Company was working towards amending the SB-2 registration statement, the Company mistakenly believed that it was acceptable to add the securities issued in the March 2006 Private Placement. To correct this mistake, we have now removed from the registration statement all shares issued after the date of the initial filing of the registration statement.

The purchasers of securities in the March 2006 private placement included significant existing institutional investors, such as Lehman Brothers (LBI Group) and Iroquois Master Fund, affiliates of a Director of the Company, Governing Dynamics Investments, an affiliate of Alex Mashinsky, an affiliate of the placement agent, Thomas Unterberg, an affiliate of the Company's transfer agent, George Karfunkel, members of the Company's law firm, a personal friend of the Company's CEO and a limited number of associates and specific referrals of these persons. In several cases, these investors contacted the Company even before the registration statement was initially filed in January 2006.

The Company did not seek investors by way of the resale prospectus and did not publicize the filing of the resale registration statement or circulate copies thereof. There was no general advertisement or solicitation, of any type, as defined in Rule 503(c) of Regulation D.

The Company did not represent to any investor in the March 2006 private placement that their shares would be included in the pending registration statement, but rather represented that it would file a resale registration statement at some point in the future. Only because the Company mistakenly misunderstood the position of the SEC on this matter, did it add these shares to the amended SB-2.

We have added a risk factor to the registration statement to address potential rescission liability regarding this matter. Although we have added the risk factor to the registration statement, we do not believe that the validity of the exemption for the March 2006 Private Placement should be compromised by the Company's mistaken inclusion of the March 2006 Private Placement securities in the pre-effective amendment to the resale registration statement filed in May 2006 for the reasons discussed above.

COMMENT 7

Additionally, please tell us whether you have included in this registration statement the shares of common stock underlying the warrants issued to Hugh Deane and Richard Wells in the March 10, 2006 Final Settlement Agreement. If so, please address the issues raised in the two immediately preceding comments above with respect to these shares.

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RESPONSE:

When warrants were issued to Deane and Wells at the time of the settlement of the Company's dispute with them, the Company did not contemplate the inclusion of the underlying shares in the pending registration statement, nor did Deane and Wells have any registration rights under the terms of the settlement agreement. As a matter of convenience to both the Company and Deane and Wells, the underlying shares were mistakenly added to the registration statement when the Company was preparing Amendment No. 1. The Company realizes that it misunderstood the Commission's position by including such shares, and the Company has now taken the necessary steps to correct the mistake. In that regard, we have removed from the registration statement the shares of common stock underlying the warrants issued to Hugh Deane and Richard Wells in the March 10, 2006 final settlement agreement.

The warrants were issued to Deane and Wells in settlement of a dispute that arose in October 2005. The parties had been in negotiations since that time as to the amount to be paid and the number of warrants to be issued to these individuals to settle this dispute. As such, the issuance of warrants to these individuals was contemplated well before the registration statement was filed. The issuance of warrants to Deane and Wells should not be integrated with the resale registration statement since they were not part of a single plan of financing (no funds were invested by Deane and Wells); the same class of securities was not issued (warrants to Deane and Wells; common stock being sold under the registration statement); the time of sale is different (timing for sales under the registration statement is uncertain); same consideration was not received (Deane and Wells performed services for their warrants); and there was a different purpose of the financing (payment to Deane and Wells for services performed versus selling stockholders seeking liquidity for their investment as provided in the registration statement).

The Company did not represent to Deane and Wells that their shares would be included in the registration statement filed in January 2006.

COMMENT 8

We note that you are attempting to register for resale a total of 120,578,862 shares of common stock, including common stock underlying warrants and preferred stock. We also note that your authorized capital stock consists of only 100 million shares of common stock. Please provide appropriate disclosure as to how you intend to effect this offering and your obligations and liabilities to the selling stockholders with respect to the shortfall in authorized common stock.

RESPONSE:

The number of shares to be registered has been reduced to fewer than 100,000,000. The Company has always been aware of this potential issue and had previously taken steps to guarantee that sufficient shares would be available to be issued as needed. First, by April 2006, the Company had received authority (subject to the last sentence of this paragraph) from its stockholders to conduct a reverse split of up to 1:15 at any time over the next two years at the discretion of the Board of Directors. This approval would increase the availability of shares for future issuances as the total number of authorized shares was not to be decreased. The consent was by majority written consent of stockholders in accordance with Section 228 of the Delaware General Corporation Law. Prior to any such authority becoming effective, the Company understands that it must file an information statement with the Commission pursuant to Regulation 14C (which it plans to do shortly), mail the information statement to its stockholders, and wait the required 20-day period.

Secondly, in the event the Board of Directors decides not to initiate a reverse split, the Company is currently seeking authority from its stockholders to increase the number of shares of common stock authorized to be issued to 200,000,000 shares. As of June 7, 2006, the Company has received majority written consent in accordance with Section 228 of the Delaware General Corporation Law. Prior to any such authority becoming effective, the Company understands that it must file an information statement with the Commission (which it plans to do shortly, pursuant to Regulation 14C), mail the information statement to its stockholders and then wait the required 20-day period.

Selling Stockholders, Page 9

COMMENT 9

Please explain your statement on page 11 that "No Selling Stockholder has had a material relationship with the Company within the past three years except as otherwise indicated in the footnotes below." For example, we note that Alex Mashinsky is on your board of directors and exercises voting and dispositive powers over the shares held by Governing Dynamics Investment, LLC. We could not find disclosure in the footnotes linking Governing Dynamics and Mr. Mashinsky's board membership, however. Please revise to provide all information required by
Item 507 of Regulation S -B.

RESPONSE:

The selling stockholder tables have been reformatted into a single table and the table and footnotes now contain all disclosures necessary to comply with Item 507 of Regulation S-B.

COMMENT 10

We note that you have presented seven different tables listing the selling stockholders. We also note that some selling stockholders appear in more than one table, and that for the same selling stockholder, the number under the column titled "Number of Common Stock Owned Beneficially Prior to the Offering" may differ among the tables. See, e.g., Governing Dynamics Investments, LLC and LBI Group, Inc. in Tables 1 and 3. This creates unclear disclosure as to how many shares are owned and being sold by each selling stockholder. Please note that we consider the "offering" to be the registered resale of the securities, not the private placement by which the selling stockholder received their securities. Please revise to aggregate all information regarding the selling stockholders into one table. Please ensure that you have included all disclosure required by Item 507 of Regulation S-B, such as the amount of securities of a class owned by the selling stockholder before the offering and the amount being offered in this registration statement. To disclose the transaction whereby the selling stockholder received their securities, you may want to include this information in footnotes to the selling stockholder table.

RESPONSE:

In Amendment No. 2 to the Registration Statement, the Company has revised the document to aggregate all information regarding the selling stockholders into one table, and the Company has included all disclosure required by Item 507 of Regulation S-B, such as the amount of securities of a class owned by the selling stockholder before the offering and the amount being offered under this registration statement.

COMMENT 11

In addition, we note that Table 6 includes a column titled "Number of Warrants Owned Beneficially Prior to the Offering." Because you are registering for resale the common stock underlying the warrants and not the warrants themselves, and because Item 507 of Regulation S-B requires disclosure with respect to the securities being offered, please revise to provide disclosure relating to the common stock underlying the warrants.

RESPONSE:

The selling stockholder tables have been reformatted into a single table and the table and footnotes now contain all disclosures necessary to comply with Item 507 of Regulation S-B.

COMMENT 12

We note the revised disclosure in the plan of distribution. Please identify the affiliates of registered broker-dealer in a footnote to the selling stockholder table and include the representation regarding whether they purchased the shares in the ordinary course without a view to distribute the shares.

RESPONSE:

All affiliates of broker-dealers have been identified in footnotes to the selling stockholder table and the footnotes include the representation regarding whether they purchased shares in the ordinary course without a view to distribute the shares.

FORM 10 -KSB/A FOR THE FISCAL YEAR. ENDED MARCH 31, 2005

Controls and Procedures

COMMENT 13

Please refer to prior comments 9 - 12. Your responses do not address the concerns raised by our comments and we therefore reissue them. Each periodic report should render the effectiveness conclusion as of the period covered by that report, not as of the date the report is amended. To the extent you provide updating information in an amendment, that information should be provided separate from the Item requirements of 307 and 308 of Regulation S-B. Moreover, where you conclude that the disclosure controls and procedures were not effective, you should disclose all of the material steps taken as of the period covered by the report to address the material weakness. In this regard, your item 308 disclosure should specify what changes, if any, occurred in the relevant quarter. Please provide a supplemental response to each of the prior comments addressing the issues raised and confirm that you will conform your disclosures in future filings.

RESPONSE:

In consideration of both Comment 13 above and the prior comments 9-12, the Company has amended the Controls and Procedures section for the Form l0 -KSB/A for the fiscal year ended March 31, 2005. The Company confirms that it will conform its disclosures in future filings to the requirements of Items 307 and 308 of Regulation S-B.

The Amended Section now reads as follows,

ITEM 8A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of its senior management, including the Chief Executive Officer and previous Principal Financial and Accounting Officer, the Company in fiscal 2005 conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rules 13a 15(e) and 15d 15(e) under the Exchange Act, as of the end of the period covered by this Quarterly Report (the "Evaluation Date").

Among other things, the Company evaluated its accounting procedures and control processes related to material transactions to ensure they are recorded timely and accurately in the financial statements. In connection with the audit of the Company's consolidated financial statements for the fiscal year ended March 31, 2005, and in light of new, recently issued interpretative guidance in relation to the assessment of the operating effectiveness of internal controls, management and the Company's independent registered public accounting firm, Hein & Associates LLP, identified certain "material weaknesses" (as such term is defined under Public Company Accounting Oversight Board Auditing Standard No. 2 ) in the Company's internal controls.

The Company identified the following material weaknesses as of March 31, 2005:

1. Insufficient numbers of internal personnel possessing the appropriate knowledge, experience and training in applying US GAAP and in reporting financial information in accordance with the requirements of the SEC;

2. Insufficient numbers of internal personnel having sufficient technical accounting expertise for certain complex transactions, resulting in the Company's reporting incorrect amounts in its financial statements;

3. Lack of audit committee to oversee the Company's accounting and financial reporting processes, as well as oversight of the Company's independent auditors.

These material weaknesses may also constitute deficiencies in the disclosure controls and procedures. In light of these weaknesses, the Company's management, including the Chief

Executive Officer and Principal Financial and Accounting Officer, have concluded that as of March 31, 2005, the disclosure controls and procedures were not effective.

However, subsequent to March 31, 2005, the Company was in the process of taking corrective actions, as discussed below.

Changes in Internal Control Over Financial Reporting

Following the quarter ended March 31, 2005, the Company began implementing changes following a comprehensive review. The Company concluded that the weaknesses it had found, as noted above, were a direct result of its being understaffed in its accounting area. Since March 31, 2005, the Company has taken the following steps: to retain an outside firm of accounting consultants to support and extend the capabilities of its internal staff, to simultaneously employ additional experienced accounting staff personnel with certain qualifications and independent internal reviews of key account reconciliations, to ensure that the financial statements and other financial information included in its reports are complete and accurate in all material respects. Additionally, the Company prepared a comprehensive set of accounting procedures for use in connection with assuring the timely, complete and accurate recording of all its transactions and the preparation and filing of its required reports under the Exchange Act. The Company will continue to engage its outside accounting consultants until its internal staff is adequate and has demonstrated an ability to fulfill all the aforementioned requirements. The Company has begun recruiting outside board members that will qualify as the Audit Committee Financial Expert as defined in Item 401(e)(2) of Regulation S-B, in anticipation of establishing an audit committee in accordance with Section 3(2)(58)(A) of the Exchange Act. The Company does not believe that the total additional costs will exceed $200,000 per year.

The Company intends to continue to evaluate the remediation efforts addressing the material weaknesses identified, and to take appropriate action to correct the deficiencies identified. In addition, as part of the assessment of its internal controls over financial reporting that it will undergo during its 2006 fiscal year in connection with the process required by Section 404 of the Sarbanes-Oxley Act of 2002, the Company intends to continue to review, evaluate and strengthen its controls and processes. The Board of Directors is performing oversight of the implementation of enhancements and improvements to our internal controls, and will transfer this responsibility to the Audit Committee.

Form 10-KSB for the fiscal year ended December 31, 2005

COMMENT 14

You state on page 21 that the Company undertook corrective actions, "including" the search for additional staff and recruiting of outside board members. Please confirm that there were no other measures undertaken subsequent to December 31, 2005 to the time of filing the Form 10-KSB to remedy the material weaknesses. Confirm, if true, that the costs associated with the remedial measures were not material.

RESPONSE:

The Company has taken the actions described. The Company confirms that the costs incurred to date have not been material.

Form 10-QSB for the period ended March 31, 2006

COMMENT 15

Rule 13a-15(e) of the Exchange Act requires not only that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act
.... is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" but also that such information is "accumulated and communicated to the issuer's management as appropriate to allow timely decisions regarding required disclosure." If you elect to define disclosure controls and procedures instead of, or in addition to referring to the rule, you must include the entire definition.

RESPONSE:

The Company agrees that in future filings it will fully comply with the applicable requirements.

COMMENT 16

Given your disclosure in the December 31, 2005 transition annual report that you had identified three material weaknesses, please revise the 10-QSB to identify the material weakness and to state whether or not each of the three weaknesses continues to exist.

RESPONSE:

In response to Comment 16 above, the Company has amended its Controls and Procedures section for the Form l0-QSB for the quarter ended March 31, 2006, which now states the following:

ITEM 3. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At December 31, 2005, the Company had identified the following material weaknesses:

(1) insufficient numbers of internal personnel possessing the appropriate knowledge, experience and training in applying US GAAP and in reporting financial information in accordance with the requirements of the SEC;

(2) insufficient numbers of internal personnel having sufficient technical accounting expertise for certain complex transactions, resulting in the Company's reporting incorrect amounts in its financial statements; and

(3) lack of audit committee to oversee the Company's accounting and financial reporting processes, as well as approval of the Company's independent auditors.

Since that time, the Company has addressed each of these weaknesses. As for the first and second weaknesses, the Company has added a consultant with extensive knowledge, experience and training in applying US GAAP to its staff. This consultant assisted with all the necessary reconciliations for the quarter ended March 31, 2006, and he continues to provide valuable assistance to the Company to insure the correct application of US GAAP in reporting financial information in accordance with the requirements of the SEC. Additionally, the Company has continued its practice of retaining an independent accounting firm for consulting on certain complex transactions, to enable the Company to correctly report complex transactions in its financial statements. As for weakness number three, the Company has successfully expanded its Board of Directors by three individuals, as disclosed in its Form 8-K filing on May 17, 2006. The Company also reconstituted its Audit Committee, which now includes members that qualify as the Audit Committee Financial Expert as defined in Item 401(e)(2) of Regulation S-B. There are no additional measures that we plan to put in place at the current time, as we believe we now have in place the appropriate team to insure that going forward we have the sufficient internal personnel possessing the appropriate knowledge, experience and training in applying US GAAP and in reporting financial information in accordance with the requirements of the SEC. The costs of adding the additional experienced and consulting personnel are not expected to exceed $200,000 per year.

As of the end of the period covered by this report, under the supervision and with the participation of our management, including our chief executive officer ("CEO") and chief financial officer ("CFO"), we evaluated the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the "Exchange Act"). While we believe we have made significant improvements, insufficient time has passed to demonstrate complete effectiveness, and based on this evaluation, our management, including our CEO and CFO, has concluded that our disclosure controls and procedures as designed, are not yet effective to give reasonable assurance that the information we are required to disclose is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

COMMENT 17

In light of your disclosure that you "continued implementing changes that [you] conceived during the nine months ended December 31, 2005," clarify whether you began implementing any changes to your internal control over financial reporting prior to December 31, 2005.

RESPONSE:

The Company did begin implementing changes in the period prior to December 31, 2005, and we stated in the Form 10-Q for the quarter ended March 31, 2006, "While we believe we have made significant improvements, insufficient time has passed to demonstrate complete effectiveness...." As the changes principally involved adding additional qualified personnel, we were not yet satisfied that all the team was in place and functioning effectively at December 31, 2005.

COMMENT 18

Disclose the numbers of additional staff you have hired to date and expect to hire, if any. Further, clarify whether the hiring of additional experienced accounting staff, engaging outside accounting consultants and establishing an audit committee are the only changes you have taken or expect to take to remedy the material weaknesses and when these steps were or will be taken. Are there any other measures not discussed, for example, procedural changes, software enhancements or other measures, that you expect to put in place? Your disclosure should describe management's comprehensive plan and timetable for effectively addressing the material weaknesses. To the extent the remedial plan involves material costs; they should be discussed as well.

RESPONSE:

The Company has added a consultant with extensive knowledge, experience and training in applying US GAAP to its staff. This consultant assisted with all the necessary reconciliations for the quarter ended March 31, 2006, and he continues to provide valuable assistance to the Company to insure the correct application of US GAAP in reporting financial information in accordance with the requirements of the SEC. Additionally, the Company has continued its practice of retaining an independent accounting firm for consulting on certain complex transactions, to enable the Company to correctly report complex transactions in its financial statements. There are no additional measures that we plan to put in place, as we believe we now have in place the appropriate team to insure that going forward we have the sufficient internal personnel possessing the appropriate knowledge, experience and training in applying US GAAP and in reporting financial information in accordance with the requirements of the SEC. As of this time, we believe that for the quarterly period that will end June 30, 2006, we will not list any material weaknesses in our Controls and Procedures. As previously stated, the costs of adding the additional experienced personnel are not expected to exceed $200,000 per year.

All of the foregoing steps taken are disclosed in the amendments we have filed to our Form 10-KSB for the year ended March 31, 2005 and our Form 10-QSB for the quarter ended March 31, 2006.

We trust that this letter adequately addresses your concerns in your letter of May 23, 2006.

Best regards,


Richard Liebman
Chief Financial Officer